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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Electroglas, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

 285324109
(CUSIP Number)

Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
                         (212) 888-2290

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 June 26, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
THIRD AVENUE MANAGEMENT LLC (EIN 01-0690900)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 1,974,100

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 1,974,750

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,974,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11): 9.2%(1)

14.	Type of Reporting Person (See Instructions): IA

(1) The percentages in this Schedule 13D/A are calculated based upon  21,496,000 shares of Common Stock issued and outstanding as of
April 28,  2003, as reflected in the Company's Annual Report on Form 10-Q  as filed with the Securities and Exchange Commission on May 12, 2003.

This statement on Schedule 13D/A (this "Schedule 13D/A") is being filed by Third Avenue Management LLC ( the "Reporting Person")
and related to the common stock, $.01 par value per share (the "Common Stock"), of Electroglas, Inc., a Delaware corporation (the "Company").

Item 1.	Security and Issuer

This amendment No. 2 amends Schedule 13D which was originally filed on April 7, 2003 relating to the common stock of Electroglas, Inc. The address of the principal executive offices of Electroglas, Inc. is 6024 Silver Creek Valley Road San Jose, CA 95138.

Item 2.	Identity and Background
(a) This statement is filed by the Reporting Person.
(b) The address of the principal business and principal office is: 622 Third Avenue, 32nd Floor, New York, NY 10017
(c)

The principal business of the Reporting Person, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, and on behalf of individually managed separate accounts.

(d)

Neither the Reporting Person nor, to the best of its knowledge, any of its management committee members, executive officers, or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) The Reporting Person is a limited liability company organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person is a registered investment adviser that acts as direct adviser to certain investment companies, as a sub-adviser to certain other investment companies, and as an adviser to separately managed accounts. Certain portfolios of these investment companies have used working capital to purchase shares of the Company upon the orders of the Reporting Person acting as adviser or sub-adviser.  Advised Funds: Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940 has expended $29,445,238 to acquire 1,771,200 shares of Common Stock; Third Avenue Value Portfolio of the AEGON/Transamerica Series, an investment company registered under the Investment Company Act of 1940, has expended $3,259,429 to acquire 190,800 shares of Common Stock; and various separately managed accounts have expended $195,426.25 to acquire 12,750 shares of Common Stock.

The Reporting Person has the ability to vote either directly or indirectly all shares of Common Stock held by the investment companies listed above in this Item 3. For sub-advisory relationships, the Reporting Person instructs the primary advisor on how to vote shares; otherwise the Reporting Person will instruct each Fund's custodian on how to  vote fund shareholding positions. Each investment company may be deemed to be an affiliate of each other by virtue of the Reporting Person's discretionary management and control over its fund assets with the exception of certain separately managed accounts. In the case of certain separately managed accounts, voting authority is retained by the account holder, which is under no obligation to follow the Reporting Person's advice. Each investment company may be deemed to be an affiliate of each other by virtue of the Reporting Person's discretionary management and control over its fund assets.

Item 4.	Purpose of Transaction
No Modification.
Item 5.	Interest in Securities of the Issuer
(a) & (b)

The Reporting Person possesses voting and dispositive control over shares of Common Stock held by the Investment Companies named in this Schedule 13D/A under its discretionary authority. The Reporting Person is either the sole investment advisor, sub-investment advisor, or part of a team of other investment advisors who manage investment companies. The percentages used in this Item 5 and in the rest of this Schedule 13D/A are calculated based upon 21,460,000 shares of Common Stock issued and outstanding as of April 28, 2003, as reflected in the Company's Annual  Report on Form 10-Q  as filed with the Securities and Exchange Commission on May 12, 2003.

A. Third Avenue Value Fund

(a) Amount beneficially owned: 1,771,200 shares.

(b) Percent of class: 8.2%.

(c) Number of shares as to which such Reporting Person has:
(i) Sole power to vote or direct the vote: 1,771,200

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 1,771,200

(iv) Shared power to dispose or direct the disposition: 0

B. Third Avenue Value Portfolio of the AEGON/Transamerica Series

(a) Amount beneficially owned: 190,800

(b) Percent of class: 0.9%

(c) Number of shares as to which such Reporting Person has:
(i) Sole power to vote or direct the vote: 190,800

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 190,800

(iv) Shared power to dispose or direct the disposition: 0

C. Third Avenue Management Separately Managed Accounts

(a) Amount beneficially owned: 12,750

(b) Percent of class: 0.000593%

(c) Number of shares as to which such Reporting Person has:
(i) Sole power to vote or direct the vote: 12,100

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 12,750

(iv) Shared power to dispose or direct the disposition: 0

(c)	Third Avenue Value Fund

Date                 Shares Purchased          Shares Sold                     Price Per Share
6/10/03                                                     20,000                               2.0000
6/11/03                                                       9,200                               2.0000
6/13/03                                                          300                               2.0000

Third Avenue Management LLC Separately Managed Accounts

Date                 Shares Purchased          Shares Sold                     Price Per Share
6/12/03                                                       650                                   1.9600
6/17/03                                                       525                                   1.7200
6/23/03                                                    1,550                                   1.5500
6/24/03                                                    1,875                                   1.5800
6/25/03                                                164,735                                   1.5161**
6/26/03                                                  34,408                                   1.5030**

**--Prices shown are an average price of transactions executed on that day.

All of the transactions set forth above were effected in open market transactions.  Transactions were executed in "over-the-counter" market, and certain transactions were executed through its affiliated broker/dealer M.J. Whitman LLC.

Except as set forth above, during during the last sixty days there were no other transactions in the Common Stock effected by the investment companies named above, nor, to the best of their knowledge, any of their directors, executive officers, or members.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock other than the investment companies named above.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable

Item 7.	Material to Be Filed as Exhibits
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2003

Signature: /s/ Martin J. Whitman
Name/Title: Martin J. Whitman, Co-Chief Investment Officer